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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.        )*

J.D. Edwards & Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

281667105

(CUSIP Number)

Anne S. Jordan
Senior Vice President, General Counsel and Secretary
 PeopleSoft, Inc.
4460 Hacienda Drive
Pleasanton, California 94588
(925) 225-3000
with copies to:
Douglas D. Smith, Esq.
Peter T. Heilmann, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street, 31st Floor
San Francisco, CA 94104
(415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 10 Pages

CUSIP No. 281667105

1.	Name of Reporting Person: PeopleSoft, Inc.		I.R.S. Identification Nos. of above persons (entities only): 68-0137069

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 10,066,706(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,066,706(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.2%

14.	Type of Reporting Person (See Instructions): CO

[1]	The Reporting Person may be deemed to be the beneficial owner of 10,066,706 shares under the Irrevocable Proxy and Voting Agreements described in Item 4. The Reporting Person disclaims beneficial ownership of any shares of common stock covered by the Irrevocable Proxy and Voting Agreements.

Page 3 of 10 Pages

CUSIP No. 281667105

1.	Name of Reporting Person: Jersey Acquisition Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 10,066,706(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,066,706(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.2%

14.	Type of Reporting Person (See Instructions): CO

[1]	The Reporting Person may be deemed to be the beneficial owner of 10,066,706 shares under the Irrevocable Proxy and Voting Agreements described in Item 4. The Reporting Person disclaims beneficial ownership of any shares of common stock covered by the Irrevocable Proxy and Voting Agreements.

Page 4 of 10 Pages

Item 1 — Security and Issuer

     This statement on Schedule 13D (this “Statement”) relates to common stock, par value $0.001 per share (the “Common Stock”), of J.D. Edwards & Company, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is: One Technology Way, Denver, CO 80237.

Item 2 — Identity and Background

     a) This Statement is filed on behalf of PeopleSoft, Inc., a Delaware corporation (“PeopleSoft”) and Jersey Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of PeopleSoft (“Acquisition,” and together with PeopleSoft, the “Reporting Persons”).

     b) PeopleSoft designs, develops, markets and supports a family of enterprise client/server and internet based application software products for use by large and medium sized organizations, including corporations worldwide, higher education institutions, and federal, state and local government agencies primarily in North America. Acquisition was formed solely for the purpose of effecting the merger between PeopleSoft and the Issuer, as described in Item 4, and is not an operating company.

     The address of the principal business and principal office of each of the Reporting Persons is PeopleSoft, Inc., 4460 Hacienda Drive, Pleasanton, CA 94588.

     c) The name, residence or business address, present principal occupation or employment of each of the executive officers and directors of the Reporting Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule I hereto.

     d) & e) During the last five years, the Reporting Persons, and to the best knowledge of the Reporting Persons, their executive officers and directors named on Schedule I hereto (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     f) Each of the Reporting Persons is a corporation organized under the laws of the State of Delaware. All of the executive officers and directors of the Reporting Persons are citizens of the United States except for Guy Dubois, who is a citizen of France, Nanci Caldwell and Michael Gregoire, who are citizens of Canada, and Cyril Yansouni, who is a citizen of Belgium.

Item 3 — Source and Amount of Funds or Other Consideration

     The terms of the separate Irrevocable Proxy and Voting Agreements entered into by the Reporting Persons with each of Richard E. Allen, Kathleen J. Cunningham, Harry Debes, Robert M. Dutkowsky, Gerald Harrison, Delwin D. Hock, Michael Madden, Michael J. Maples, Richard Mathews, Trygve E. Myhren, Robert C. Newman, Pamela Saxton, David Siebert, Richard Snow, Jr. and Leslie Wyatt (each a “Stockholder,” and collectively, the “Stockholders”) are described in Item 4 of this Schedule 13D and are incorporated by reference herein (each, a “Voting Agreement” and collectively, the “Voting Agreements”). Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock covered by the Voting Agreements. No funds of the Reporting Persons were or will be used to purchase these shares of Common Stock as more fully described in Item 4.

Page 5 of 10 Pages

Item 4 — Purpose of Transaction

     On June 1, 2003, the Issuer, PeopleSoft and Acquisition entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 1 and hereby incorporated herein by reference, pursuant to which (upon satisfaction or waiver of certain conditions), Acquisition will be merged with and into the Issuer and the Issuer will become the surviving corporation and a wholly-owned subsidiary of PeopleSoft (the “Merger”). In connection with the Merger, each share of Common Stock will be automatically converted into the right to receive a fraction equal to 0.860 of one share of PeopleSoft’s common stock, par value $0.01 per share.

     At the time of the execution of the Merger Agreement, in order to induce the Reporting Persons to enter into the Merger Agreement, each of the Stockholders entered into the Voting Agreements with PeopleSoft and Acquisition.

     Pursuant to the Voting Agreements, so long as the Voting Agreements are in effect, each Stockholder has agreed to be present and to vote, and has granted to Acquisition an irrevocable proxy to vote, all of the shares of Common Stock that such Stockholder is entitled to vote, at any meeting of the Issuer’s stockholders (a) in favor of approval of the Merger Agreement and the transactions contemplated thereby, (b) against any proposal that is intended, or is reasonably likely to result in the conditions of the Issuer’s obligations under the Merger Agreement not being fulfilled, and (c) against (i) any Third Party Acquisition Proposal (as defined in the Merger Agreement), or (ii) the election of a group of individuals to replace a majority or more of the individuals presently on the Board of Directors (the “Board”) of the Issuer; provided that if one or more individuals presently on the Board of the Issuer withdraws his or her nomination for reelection at any meeting of stockholders for the election of directors, the Stockholder may vote for a replacement director nominated by the Board of the Issuer for such individuals. Additionally, except in limited circumstances, the Stockholders are prohibited from selling, transferring, pledging, assigning or otherwise disposing of or granting any proxies with respect to such Stockholder’s shares of Common Stock.

     Each Voting Agreement will terminate upon the earlier to occur of (a) the termination of the Merger Agreement in accordance with its terms, and (b) the effective time of the Merger.

     PeopleSoft and Acquisition entered into the Voting Agreements in order to increase the likelihood that the transactions contemplated by the Merger Agreement will be consummated in accordance with its terms, and may discourage persons from proposing a competing offer to acquire the Issuer.

     A copy of the form of Voting Agreement entered into between the Reporting Persons and each of the Stockholders is filed as Exhibit 2 hereto. The foregoing summary of the Merger Agreement and the Voting Agreements is qualified in its entirety by reference to such agreements, which are filed as exhibits hereto and are hereby incorporated herein by reference.

     Upon consummation of the transactions contemplated by the Merger Agreement, the shares of Common Stock will cease to be quoted on the Nasdaq National Market System, and they will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the “Exchange Act”).

Item 5 — Interest in Securities of the Issuer

     The information contained in Item 3 and Item 4 is incorporated herein by this reference.

Page 6 of 10 Pages

     a) & b) Prior to June 1, 2003, each of the Reporting Persons, and to the best of their knowledge, each of the persons listed on Schedule 1, was not the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock. By reason of the Voting Agreements (described in Item 4), the Reporting Persons may be deemed to be the beneficial owners of up to 10,066,706 shares of Common Stock under those Voting Agreements (the “Stockholder Shares”) and may be deemed to have shared power to vote or direct the vote of the Stockholder Shares, representing approximately 8.2% of the Common Stock, based upon the number of shares outstanding as of May 28, 2003, as represented by the Issuer to the Reporting Persons in the Merger Agreement. Other than with respect to the voting rights granted to the Reporting Persons pursuant to the Voting Agreements, the Reporting Persons do not have the right to vote the Stockholder Shares on any other matters. The Reporting Persons do not have any power to dispose or direct the disposition of any of the Stockholder Shares. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of any shares of Common Stock covered by the Voting Agreements. Except as described in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I beneficially owns any shares of Common Stock.

     c) Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule I has effected any transactions in the Common Stock during the past 60 days.

     d) Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

     e) Not applicable.

Item 6 — Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information contained in Item 3 and Item 4 is incorporated herein by this reference.

     Except as disclosed in this Schedule 13D or as set forth in or contemplated by the Merger Agreement and the Voting Agreements, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the shares of Common Stock.

Item 7 — Material to be Filed as Exhibits

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger, dated June 1, 2003, by and among PeopleSoft, Inc., Jersey Acquisition Corporation and J.D. Edwards & Company.

2	Form of Irrevocable Proxy and Voting Agreement, dated June 1, 2003, by and among PeopleSoft, Inc., Jersey Acquisition Corporation and certain stockholders of J.D. Edwards set forth on Item 3 hereto.

3	Joint Filing Agreement, dated June 10, 2003 by and between PeopleSoft, Inc. and Jersey Acquisition Corporation.

Page 7 of 10 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June10, 2003.	PEOPLESOFT, INC.

	By:	/s/ Anne S. Jordan

Anne S. Jordan Senior Vice President, General Counsel and Secretary

Dated as of June 10, 2003.	JERSEY ACQUISITION CORPORATION

	By:	/s/ Anne S. Jordan

Anne S. Jordan Vice President and Secretary

Page 8 of 10 Pages

SCHEDULE I

DIRECTORS OF PEOPLESOFT, INC.

     The following is a list of all directors of PeopleSoft, Inc. and certain other information with respect to each director. Unless otherwise indicated, each director’s business address is 4460 Hacienda Drive, Pleasanton, CA 94588, which address is PeopleSoft, Inc.’s business address. All directors are United States citizens except as indicated below.

Name and Address of Corporation
or Employment/ Other
Name	Principal Occupation or Employment	Organization in Which Employed

A.George “Skip” Battle	Chief Executive Officer and Director	Ask Jeeves, Inc. (Internet search engine company) 5858 Horton Street, Suite 350 Emeryville, CA 94608

Aneel Bhusri	General Partner	Greylock Management Corporation (venture capital firm) 755 Page Mill Road, Suite A100 Palo Alto, CA 94304

Craig A. Conway	President, Chief Executive Officer and Director	PeopleSoft, Inc.

David A. Duffield	Chairman of the Board of Directors	PeopleSoft, Inc.

Frank J. Fanzilli, Jr.	Retired	N/A

Steven D. Goldby	Chairman and Chief Executive Officer	Symyx Technologies, Inc. (company applying combinatorial methods to materials science) 3100 Central Expressway Santa Clara, CA 95051

Cyril J. Yansouni	Chairman of the Board citizen of Belgium	Read-Rite Corporation (supplier of magnetic recording heads for data storage drives) 44100 Osgood Road Fremont, CA 94539

Page 9 of 10 Pages

EXECUTIVE OFFICERS OF PEOPLESOFT, INC.

     The following is a list of all executive officers of PeopleSoft, Inc. excluding executive officers who are also directors. Unless otherwise indicated, each officer’s business address is 4460 Hacienda Drive, Pleasanton, CA 94588, which address is PeopleSoft, Inc.’s business address. All officers are United States citizens except as indicated below.

Name	Principal Occupation or Employment

Nanci Caldwell	Executive Vice President, Chief Marketing Officer, citizen of Canada

Guy Dubois	Executive Vice President, International, citizen of France

Michael Gregoire	Executive Vice President, PeopleSoft Global Services, citizen of Canada

Ram Gupta	Executive Vice President, Products and Technology

Anne S. Jordan	Senior Vice President, General Counsel and Secretary

Kevin T. Parker	Executive Vice President, Finance and Administration, and Chief Financial Officer

W. Philip Wilmington	Executive Vice President, Americas

EXECUTIVE OFFICERS AND DIRECTORS OF JERSEY ACQUISITION CORPORATION

     The following is a list of all executive officers and directors of Jersey Acquisition Corporation. Unless otherwise indicated, each officer’s business address is 4460 Hacienda Drive, Pleasanton, CA 94588, which address is PeopleSoft, Inc.’s business address. All officers and directors are United States citizens.

Name	Principal Occupation or Employment

Kevin T. Parker	Executive Vice President, Finance and Administration, and Chief Financial Officer of PeopleSoft, Inc.; President, Chief Financial Officer and Director of Jersey Acquisition Corporation

Anne S. Jordan	Senior Vice President, General Counsel and Secretary of PeopleSoft, Inc.; Vice President, Secretary and Director of Jersey Acquisition Corporation

Page 10 of 10 Pages

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

1	Agreement and Plan of Merger, dated June 1, 2003, by and among PeopleSoft, Inc., Jersey Acquisition Corporation and J.D. Edwards & Company.

2	Form of Irrevocable Proxy and Voting Agreement, dated June 1, 2003, by and among PeopleSoft, Inc., Jersey Acquisition Corporation and certain stockholders of J.D. Edwards set forth on Item 3 hereto.

3	Joint Filing Agreement, dated June 10, 2003 by and between PeopleSoft, Inc. and Jersey Acquisition Corporation.